Exhibit 99

April 20, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of Board Meeting held on April 20, 2024 - Issuance of Debt

We wish to inform you that the Board of Directors of HDFC Bank Limited (“the Bank”), at its meeting held today, has inter alia approved the annual renewal of issuance of Long-Term Bonds (Financing of Infrastructure and Affordable Housing), Perpetual Debt Instruments (part of Additional Tier I capital) and Tier II Capital Bonds up to total amount of Rs. 60,000 crores over the period of next twelve months through private placement mode, subject to the approval of the shareholders of the Bank and any other regulatory approvals as may be applicable.

Please note that the Board Meeting concluded at 4.30 P.M

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary